FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

04010168

Our Ref.: S/7911/94 LTO/kk

19 FEB 2004

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

04 MAR -2

Re : China Resources Enterprise, Limited
<u>Rule 12g3-2(b) Materials, File No.82-4177</u>

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 18th February, 2004 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

Announcement of audited financial results by a subsidiary — China Resources Jinhua Co., Ltd.

On 17th February, 2004, the board of directors of 華潤錦華股份有限公司 (China Resources Jinhua Co., Ltd.) ("CR Jinhua"), a company incorporated in the People's Republic of China ("PRC") and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximate 51.0% subsidiary of China Resources Enterprise, Limited (the "Company"), has announced the audited financial results of CR Jinhua for the year ended 31st December, 2003 which will be published in the newspapers in the PRC on 19th February, 2004. The financial statements of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC. The summary of the audited consolidated profit and loss account of CR Jinhua is provided below.

This is not the announcement of the audited financial results of the Company for the year ended 31st December, 2003. This announcement is made by the Company pursuant to the requirements of the Listing Rules to provide shareholders of the Company with certain financial information of a listed subsidiary which announces such information in the PRC.

On 17th February, 2004, the board of directors of CR Jinhua, a company incorporated in the PRC and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximate 51.0% subsidiary of the Company, has announced the audited financial results of CR Jinhua for the year ended 31st December, 2003 which will be published in the newspapers in the PRC on 19th February, 2004.

China Resources Jinhua Co., Ltd.

Summary of the audited consolidated profit and loss account for the year ended 31st December, 2003

	From 1st January, 2003 to 31st December, 2003		**From 1st January, 2002 to 31st December, 2002**	
	RMB'000	*HK$'000 (equivalent)*	*RMB'000*	*HK$'000 (equivalent)*
Turnover	466,406	439,591	442,641	417,192
Profit before income tax	27,923	26,318	25,238	23,787
Income tax	(7,711)	(7,268)	(5,609)	(5,287)
Profit after income tax	20,212	19,050	19,629	18,500
Minority interests	(5,811)	(5,477)	(5,653)	(5,328)
Profit attributable to shareholders	14,401	13,573	13,976	13,172

Note: The above financial results of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC.

Amounts denominated in Renminbi ("RMB") have been translated, for the purpose of illustration only, into Hong Kong dollars using an exchange rate of approximately HK$1.00 = RMB1.061.

General

Shareholders should note that the above financial results pertain only to CR Jinhua, in which the Company has an indirect beneficial interest of approximately 51.0%. Following a shareholders meeting of CR Jinhua on 8th July, 2003 to approve, amongst other things, the acquisition of an approximate 51.0% interest in CR Jinhua by China Resources Light Industries and Textiles (Holdings) Company Limited, a wholly owned subsidiary of the Company, the acquisition was completed on 14th July, 2003. The audited results of CR Jinhua for the year ended 31st December, 2003 will be consolidated in the group accounts of the Company after adjustments in accordance with accounting principles generally accepted in Hong Kong.

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 18th February, 2004

South China Morning Post 19/2/2004